RECEIVED

2004 NOV 18 A 10:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046225

November 10, 2004

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 10, 2004 (Sumitomo Metals Announces Results for the First Half of Fiscal Year 2005).

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dw 11/24

PROCESSED
NOV 24 2004 E
THOMSON FINANCIAL

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS & INVESTOR RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

November 10, 2004
For immediate release

Sumitomo Metals Announces Results for the First Half of Fiscal Year 2005

Sumitomo Metal Industries, Ltd. announced today its financial results for the First Half of FY2005 (ending March 31, 2005)

<Consolidated Results for the First Half of FY2005>

(Unit: Million of yen)

	FY2005 First Half	FY2004	
		First Half	Full Year
Sales	573,911	550,161	1,120,855
Operating profit	78,325	46,009	93,041
Recurring profit	71,627	29,422	68,715
Net Income (loss)	45,120	15,523	30,792

<Non-Consolidated Results for the First Half of FY2005>

(Unit: Million of yen)

	FY2005 First Half	FY2004	
		First Half	Full Year
Sales	357,341	359,219	711,744
Operating profit	55,373	38,570	73,649
Recurring profit	47,262	28.535	57,772
Net Income (loss)	28,475	20,694	23,724

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

Throughout our Group companies, we are making efforts to achieve appropriate levels of corporate governance, and, through the application of measures set forth in the Medium-Term Business Plan (FY2003 to FY2006), build a business base oriented towards further expansion and create a corporate structure capable of maintaining steady, high level of profitability, so that we can satisfy the requirements of our shareholders, customers, suppliers, local communities, employees and other stakeholders.

(Operational goals—financial targets of the Medium-Term Business Plan

(units: bil. Yen)

	(Consolidated) FY2006	(Non-consolidated) FY2006
Sales	1,000	620
Operating profit	94	70
Return on assets (ROA)	5%	5.1%
Recurring profit	70	50
Total assets	1,850	1,350
Outstanding debt	990	690
Shareholders' capital	415	432
Shareholders' capital ratio	22%	32%
Debt/Equity ratio	2.4/1	1.6/1

(National Crude Steel Production: 95 million tons; one dollar = 115 yen)

b. SMI's basic policy regarding dividends

The Board of Directors has decided to make the decision on a dividend for the whole of the current period taking into consideration the business results of the current period and future performance trends, and therefore decided not to declare now an interim dividend.

c. Basic approach to corporate governance, and policies in action

(Basic approach)

The Company is aware that establishing effective corporate governance is of critical importance in order to successfully implement these policies and achieve these management goals. The Company is making efforts to raise the precision, efficiency and transparency of its management through the establishment of an administrative system in which decision-making and the management of operations, as well as the supervision of these processes, are correctly and efficiently carried out.

(Corporate governance policies in action)

Management decision-making, execution of decisions and supervision

① Important matters concerning the operations of SMI and the SMI Group

are carefully discussed in "management meetings" (in principle, held twice a month). Decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are put into practice by the executive officers in each of their respective departments. The Company introduced an executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. At present there are 10 Directors and 25 Executive Officers (including Executive Officers who are also Directors).

② The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the compliance with law and effectiveness of the decisions of Directors and the execution of duties by the executive officers. At present there are four (4) Corporate Auditors, including two (2) external Corporate Auditors, neither of whom has any financial relationship with the Company. At the meetings of the Board of Corporate Auditors (in principle, held once a month) the Corporate Auditors decide matters relating to the execution of their duties, and each auditor carries out his or her duties accordingly. Tohmatsu & Co. the auditor of the Company's accounts.

③ In April 2002 SMI introduced an internal company system and reorganized its businesses into four companies (Steel Sheet,, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) plus the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers each step from manufacturing through to sales. Each company president is responsible for the consolidated business performance of the business unit, including affiliated Group companies. Each internal company endeavors to strengthen its ability to respond to customer needs in ways that are suitable for the characteristics of each business, and to establish a more flexible management style.

Nomination of Director and Executive Officer candidates by committees

① The Personnel Committee (chaired by the President) nominates candidates for the positions of Director and/or Executive Officer, reports to the Board of Directors and also deliberates and decides other matters concerning personnel.

② The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and reaches agreement. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

③ The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and considers remuneration and other matters concerning the presidents of each company.

Compliance and risk management

① SMI recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted its Sumitomo Metals' Corporate

Code of Conduct, clarified the basic rules that officers and employees should follow in the performance of their duties, and had the Legal Department and other departments hold compliance training courses.

② The Company established the Compliance Committee (chaired by the Vice President in charge of legal affairs) in October 2002 for the purpose of a) strengthening levels of compliance in both SMI and other Group companies, and b) preventing the occurrence of illegal conduct. In April 2003 the Company also set up the Compliance Consultation Office where employees of the SMI and the Group companies can directly discuss matters relating to compliance.

③ The Company established the Risk Management Committee (chaired by the President) in August 2000 to enable all of our companies to make a unified response in the event of a major disaster, accident, illegal act, etc., and to enhance the Company's ability to conduct rapid and appropriate risk management.

Information disclosure

In accordance with applicable laws, ordinances and related regulations, SMI is working to increase the transparency of management by disclosing important information relating to the management of the Company and the Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of SMI and the SMI Group companies.

(2) Business performance and financial situation

a. Business performance

a-1 Current interim period

[Business environment]

During the current interim period, the Japanese domestic economy has recovered robustly, with signs of a gradual rise in personal consumption in addition to higher investment in plant and equipment as a result of better corporate profits.

The steel business has enjoyed a considerable improvement in its business environment, with continuing high levels of production due to burgeoning demand for steel both in Japan and abroad amid the steady recovery of the global economy. As a result, national crude steel production in the current interim period totaled 56.37 million tons, of which our crude steel production reached 6.38 million tons.

[SMI management policy]

In light of the prevailing business environment, we are continuing to promote

various measures to "Restructure the steel business and enhance its competitiveness" and "Strengthen its financial position," based on our Medium-Term Business Plan (FY2003 to FY2006).

(Current Topics)

1. The blow-in at the new No. 1 blast furnace at the Kashima Steel Works

The blow-in at the new No. 1 blast furnace at the Kashima Steel Works took place on September 29, 2004. This is the first large blast furnace to be built in Japan in 25 years. The new No. 1 blast furnace, with a capacity of 5,370 m^3, is among the largest in the world. Its modern design, with the latest technological advances, gives the furnace two advantages: firstly, the world's highest level of cost competitiveness; and secondly, a long working life of at least 25 years. The new No. 1 blast furnace will allow the Kashima Steel Works to continuously operate at full capacity, producing 8 million tons of crude steel per annum, further enhancing the Company's world-beating level of cost competitiveness.

Features of the new No. 1 blast furnace

(1) A large-scale furnace, designed to have an extended service life

The designers made full use of the Company's experience in steel furnace maintenance and upkeep, and utilized the latest analytical techniques to extend the service life of the furnace.

The shape of the bottom of the furnace, which comes into contact with the pig iron, was designed following thermal analysis, to resist heat degradation. The latest type of erosion-resistant bricks were used to line this part of the furnace. A high-performance copper cooling system, that has been tested on other working blast furnaces, cools parts of the furnace that are exposed to hot gases.

These features enhance the overall upkeep of the blast furnace. This new furnace is designed to have service life of longer than 25 years, which exceeds that of conventional large blast furnaces.

(2) Lower construction costs

The Company set out to design a furnace with outstanding performance, and that was both lighter and more compact. The Company's desire for greater operational efficiency has meant that the new No. 1 blast furnace has a cast house 15% smaller than the existing No. 3 blast furnace. Keeping the number of hot stoves to the minimum of three helped to reduce the initial investment cost of the blast furnace, and also made the blast furnace more compact and raised its thermal efficiency. The latest analytical techniques were also applied to optimize the design of other components of the blast furnace system. Compared with the No. 3 blast furnace, the new No. 1 furnace is much lighter, using 25% less steel, 30% less refractory material, and 40% less concrete by volume in its construction.

The Company was able to further reduce construction costs by procuring cheaper parts from around the world. Such actions have resulted in excellent

cost competitiveness.

2. Securing a steady supply of raw materials

While the global supply of raw materials and shipping capacity rapidly tightening up on account of the burgeoning demand for steel in China and other countries, SMI is working to secure dependable supplies.

(1) Conclusion of long-term iron ore sale agreements between SMI and major natural resource suppliers

With the aim of securing steady supplies of raw materials for the Kashima Steel Works' new No. 1 blast furnace, SMI concluded two important agreements in September 2004. The first one of these were with Rio Tinto Limited of Australia, a major supplier of natural resources: the long-term sale of iron ore, and a comprehensive agreement in the area of coal and raw material transport. The second agreement was signed with Companhia Vale do Rio Doce (CVRD) of Brazil, the world's largest producer and seller of iron ore, for the long-term sale of iron ore.

At present, both Rio Tinto and CVRD are expanding their operations in response to rising global demand for iron ore. Through these agreements, SMI will be able to support this expansion and secure a long-term, stable supply of ore. SMI considers that these agreements will also strengthen and develop the good relationships it has with Rio Tinto and CVRD.

(2) Combined transport of iron ore

In September 2004, our affiliate Daiichi Chuo Kisen Kaisha, entered an agreement with Thyssenkrupp Stahl AG (TKS), the steel division of Thyssen Krupp Steel AG, a major European steel producer; HKM, a company 50% owned by TKS, to use a new cargo ship to carry iron ore to Europe on its outward sailing from Japan (departing Japan, loading in Australia, unloading in Europe). At the same time, SMI reached a long-term chartering agreement with Daiichi Chuo Kisen Kaisha to utilize the ship's return trip to Japan (departing Europe, loading in Brazil, unloading in Japan) and thus set up a combined transport arrangement whereby Daiichi Chuo Kisen Kaisha would act as an intermediary. This arrangement will greatly reduce the proportion of unused cargo space and enable the long-term, reliable, efficient and competitive transportation of raw materials.

[Current interim period business results]

In the current interim period, the Company faced significant cost increases due to rising raw material prices as a result of robust global demand for steel. In response, the Company achieved a considerable improvement in profitability as a result of strenuous efforts to reduce costs and achieve better steel prices.

On a consolidated basis, due to such factors as the improvement in steel prices and increase in sales volume, interim period sales rose by 23.7 billion

yen over the previous period to reach 573.9 billion yen. Operating profit was 78.3 billion yen, recurring profit 71.6 billion yen, and net income 45.1 billion yen.

On a non-consolidated basis, our interim period sales were 357.3 billion yen, operating profit was 55.3 billion yen, recurring profit 47.2 billion yen, and net income 28.4 billion yen—each an increase over the previous interim period.

Consolidated debt, an important management issue for the Company, declined by 120.3 billion yen during the first half of the current period, to 1,050.8 billion yen.

(Performance in each segment)

<Steel business>

Steel Sheet, Plate, Titanium & Structural Steel Company

The Company continued its efforts to improve the price of steel, taking into account the increase in costs as a result of the sudden surge in raw material prices.

The new No. 1 blast furnace at the Kashima Steel Works began operations on September 29, 2004. This new facility will enable the Kashima Steel Works to operate at full capacity, from upstream to downstream processes, producing 8 million tons of crude steel per annum.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 265.9 billion yen.

Pipe & Tube Company

Sales of seamless pipe, the company's main product, grew stronger due to several factors, including orders for pipe for use in the drilling and transportation of oil and natural gas, as well as orders for boiler tubes for thermal power stations in China where power generation output is rapidly increasing.

High production levels of large-diameter welded pipe are continuing, accompanying the rise in the number of "clean energy" natural gas pipeline projects.

Consolidated total sales for the Pipe & Tube Company were 130.4 billion yen.

Railway, Automotive & Machinery Parts Company

The company has worked to expand business. In China, where the automobile industry is rapidly growing, the Huizhou Sumikin Forging Co., Ltd., established to manufacture and sell forged crankshafts, began operations in Autumn 2004.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 37.2 billion yen.

Including figures from affiliated companies such as Sumitomo Metals

(Kokura), Ltd., and Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for the steel business were 507.5 billion yen, and consolidated operating profit was 78.5 billion yen.

<Engineering>

Engineering Company

Amid a harsh business environment that included declines in public sector investment in the domestic market, the Engineering Company recorded sales of 22 billion yen and a consolidated operating loss of 2.2 billion yen.

<Electronics>

Consolidated total sales in the electronics sector were 23.4 billion yen, and consolidated operating profit was 0.9 billion yen.

a-2 Outlook for FY2005

Although consideration must be given to the effects of the current high level of crude oil prices on the Japanese and overseas economies, we expect the recovery of the Japanese domestic economy to continue due to steady growth in both personal consumption and private-sector investment in plant and equipment. In the steel business, we expect continued rising sales in the Japanese domestic economy, due to the automotive, shipbuilding and other manufacturing industries, as well as private-sector investment in plant and equipment. Demand for steel exports, to the Asian Region, particularly China where the economy is expanding, is expected to increase.

Under these circumstances, the SMI Group is making efforts to secure stable supplies of raw materials and focusing on being able to offer steady supplies to customers, both within Japan and overseas. In the meantime, the Company is continuing its efforts to improve steel prices.

On a consolidated basis, sales for FY2005 are expected to be 1,220 billion yen, recurring profit 150 billion yen, and net income 85 billion yen, each of which would be a record high for us. We expect that the Company will succeed in surpassing the consolidated debt reduction target of 920 billion yen set forth in the Medium-Term Business Plan (FY2003 to FY2006) a year ahead of schedule. On a non-consolidated basis, sales are expected to be 760 billion yen, recurring profit 95 billion yen, and net income 55 billion yen, all expected to greatly surpass the estimates made at the start of the fiscal year.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipated,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions. Similarly, statements herein that describe the company’s business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which

could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

b. Financial situation

As a result of a considerable improvement in profitability and a further reduction in total assets, the Company realized 130.3 billion yen in cash from operations in the current interim period. The use of 15.1 billion yen for investment and 141.7 billion yen for the reduction of debt resulted in a balance of outstanding cash of 47.5 billion yen as of the end of current interim period, 26.4 billion yen lower than at the end of the previous interim period.

The reduction of debt is an important management issue for the Company. The reduction of debt has gone ahead at a pace exceeding the targets of the Medium-Term Business Plan (FY2003 to FY2006). Consolidated debt, which stood at 1,415.3 billion yen at the end of March 2003, has been reduced by 364.5 billion yen, to 1,050.8 billion yen by the end of the current interim period. Actual debt – that is, the total of outstanding borrowing minus cash and time deposits – came to 1,003.1 billion yen.

	FY2002	FY2003	FY2004	The Interim period of the FY2005
Shareholders' capital ratio	11.3%	15.5%	18.8 %	21.3%
Shareholders' capital ratio on a market value basis	7.2%	12.2%	33.4%	32.5%
Years to debt redemption	11.9 years	7.7 years	5.4 years	4.0 years
Interest coverage ratio	6.4	11.0	13.3	22.5

Shareholders' capital ratio: Shareholders' capital/total assets
Shareholders' capital ratio on a market value basis: Total market value of shares/Total
assets
Years to debt redemption: debt/(Operating cash flow - Interest payments)
Interest coverage ratio: Operating cash flow/Interest payments
* All figures are calculated on a consolidated basis.
* "Debt" means the actual debt, i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.
* "Interest payments" means the net interest payment burden (interest payments and net total of interest and dividends received).
* "Operating cash flow" means, in the case of FY2002 and FY2003, the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

(Reference)

1. Nationwide crude steel production volume
   Forecast for the FY2005 ending March 31,2005 113 million tons (approx.)

2. Our company's crude steel production volume (Consolidated)
Result for the first half of FY2005 638 ten thousand tons
Target for the FY2005 Comparable to FY2004

(*) include Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & steel Corporation.

3.Operating profits : Targets for the FY2005
Consolidated : 163 billion yen (approx.)
Non-consolidated: 115 billion yen (approx.)

4. Average price of steel products (Non-consolidated)
Result for the first half of FY2005 72.2 thousand yen / ton
Target for the FY2005 76 thousand yen / ton (approx.)

5.Export ratio (Non-Consolidated total for whole company by monetary value)
Result for the first half of FY2005 37%
Target for the FY2005 37% (approx.)

6.Unrealized gain on securities (Consolidated)
41.3 billion yen (the end of September 2004)

7.Debts

(100 million yen)

	The end of March 2004	The end of September 2004	Targets for the end of March 2005
Consolidated	11,712	10,508	(10,900) 9,200 (approx.)
Non-Consolidated	8,068	7,297	(7,600) 6,300 (approx.)

( ) Targets of the Medium-Term Business Plan

8.Exchange rate

Result for the first half of the FY2005 110 yen/$

Forecast for the FY2005 110 yen/$ (approx.)

9.Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY2005 1.1 billion yen per year (approx.)

10.Analysis of factors affecting profits and losses (Consolidated)

Exchange rate (TTM)

Result for the first half of FY2004:118 yen/$→Result for the first half of FY2005:110 yen/$

Result for the first half of FY2004 → Result for the first half of FY2005

Reasons for improvement of profits sand losses		Reasons for deterioration of profits and losses	
	(100 million yen)		(100 million yen)
Cost improvement	75	Raw material prices, etc.	△400
Equity in earnings and losses of unconsolidated subsidiaries and associated companies	85	Exchange rate fluctuation	△ 45
Product mix and sales prices, etc.	707	Total	△445
Total	867		

Recurring profits

Result for the first half of FY2004: 29.4 billion yen

→ Result for the first half of FY2005: 71.6 billion yen (improvement of 42.2 billion yen)

11.Number of employees

(person)

	Results for the end of March 2004	Results for the end of September 2004	Targets for the end of March 2005
Consolidated	24,744	24,617	24,800 (approx.)
Non-Consolidated	6,669	6,662	6,625 (approx.)

(Include employees loaned to other companies)

(person)

	Result for the end of March 2004	Result for the end of September 2004	Target for the end of March 2005
Non-Consolidated	6,843	6,824	6,785 (approx.)

12. Segment Information

(100 million yen)

	Results for the first half of FY2005		Targets for the FY2005	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	5,075	785	10,650 (approx.)	1,625 (approx.)
Engineering	220	△22	600 (approx.)	△45 (approx.)
Electronics	234	9	550 (approx.)	20 (approx.)
Other	208	11	400 (approx.)	30 (approx.)

13.Capital investment and depreciation cost (property, plant and equipment)

(100 million yen)

	Results for the FY2004		Targets for the FY 2005	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
Capital Investment	671	488	650 (approx.)	360 (approx.)
Depreciation cost	783	487	810 (approx.)	490 (approx.)

14.Concerning the impairment accounting application

At this stage we don't expect that there will be any large special losses by the next fiscal year's application of impairment accounting.